Surge Global Energy, Inc.
990 Highland Drive, Suite 206
Solana Beach, CA 92075

March 3, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Surge Global Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010, File No. 0-24269

Dear Ladies/Gentlemen:

We hereby request additional time to the close of business on March 11, 2011 to respond to the Staff's comment letter of February 15, 2011.  Please note that Surge did not receive a copy of the comment letter until February 21, 2011.

Yours truly,

/s/ E. Jamie Schloss
Chief Financial Officer